March 23, 2020

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Kimberly Browning

100 F Street, N.E.

Washington, DC 20549

The Cutler Trust (the “Trust”)

SEC File Nos. 33-52850, 811-07242

Dear Ms. Browning:

Below please find our responses pursuant to Staff comments received on March 23, 2020, with regard to the Trust’s preliminary proxy statement (the “Proxy Statement”) filed with the Securities and Exchange Commission (the “SEC”) on March 2, 2020 (Acc-no: 0001398344-20-004861) on behalf of the Cutler Fixed Income Fund and Cutler Emerging Markets Fund (each a “Fund” and together, the “Funds”), each a series of the Trust, in connection with a Special Meeting of Shareholders of the Funds scheduled to be held on April 28, 2020, for the purpose of the shareholders of each Fund voting on the proposed liquidation of the Fund.

Comment 1. Supplementally advise the Staff that the Funds are not going to establish a liquidating trust.

Response: The Trust confirms that a liquidating trust will not be established.

Comment 2. Separately disclose the proxy costs, the liquidation costs and the brokerage costs both in the proxy and the Q&A. These costs should be disclosed on per Fund level rather than on an aggregated basis. In addition to the foregoing disclosures, you may also disclose these items on an aggregated basis if you would like.

Response: The Trust will comply with the Staff’s request to include the expenses on a per Fund basis realizing that the expenses of the liquidation and proxy costs will be borne by the Adviser, and not allocated to the Funds, and therefore, the information is not relevant on a per Fund basis. The Question and Answer “Who Will Pay for the Expenses of Liquidating the Funds?”, as well as the section titled “Costs of the Liquidation” in the Proxy Statement have both been revised to include the per Fund costs as follows:

EDGAR Operations Branch
March 23, 2020

Q:	WHO WILL PAY FOR THE EXPENSES OF LIQUIDATING THE FUNDS?

A:	The Adviser has agreed to bear all expenses relating to the liquidations, with the exception of brokerage costs associated with the orderly transition of each Fund’s portfolio to cash and cash equivalents. Total costs of the liquidation of the Funds include, but are not limited to, proxy solicitation services (which encompasses printing proxy cards, mailing proxy material to shareholders, soliciting brokers, custodians, nominees and fiduciaries, tabulating the returned proxies and performing other proxy solicitation services), filing fees, legal expenses and brokerage costs. Total costs of the liquidation for the Cutler Fixed Income Fund are estimated to be $14,525, of which $9,279 is estimated for proxy solicitation services outlined above and $5,246 is estimated for legal expenses and other costs. Total costs of the liquidation for the Cutler Emerging Markets Fund are estimated to be $17,025, of which $9,279 is estimated for proxy solicitation services outlined above, $5,246 is estimated for legal expenses and other costs and $2,500 ($0.0114 per share) is estimated for brokerage costs. On an aggregate basis, total costs of the liquidation for both Funds are estimated to be approximately $29,050, of which $18,558 is estimated for proxy solicitation services outlined above, and $10,492 is estimated for legal expenses and other costs. Each Fund will continue to pay its respective ordinary operating fees and expenses through the Liquidation Date, which are not considered liquidation expenses. Brokerage costs for the Cutler Emerging Markets Fund are anticipated to be less than $2,500 and will be paid by the Fund. The Cutler Fixed Income Fund invests in bonds and therefore does not incur brokerage costs.

Costs of the Liquidation

Total costs of the liquidation of the Funds include, but are not limited to, proxy solicitation services (which encompasses printing proxy cards, mailing proxy material to shareholders, soliciting brokers, custodians, nominees and fiduciaries, tabulating the returned proxies and performing other proxy solicitation services), filing fees, legal expenses and brokerage costs. Total costs of the liquidation for the Cutler Fixed Income Fund are estimated to be $14,525, of which $9,279 is estimated for proxy solicitation services outlined above and $5,246 is estimated for legal expenses and other costs. Total costs of the liquidation for the Cutler Emerging Markets Fund are estimated to be $17,025, of which $9,279 is estimated for proxy solicitation services outlined above, $5,246 is estimated for legal expenses and other costs and $2,500 ($0.0114 per share) is estimated for brokerage costs. On an aggregate basis, total costs of the liquidation for both Funds are estimated to be approximately $29,050, of which $18,558 is estimated for proxy solicitation services outlined above, and $10,492 is estimated for legal expenses and other costs. The brokerage costs for the Cutler Emerging Markets Fund will be paid by that Fund; the Cutler Fixed Income Fund will not incur brokerage costs because it invests only in bonds. With the exception of brokerage costs, the liquidation costs set forth above will be borne by the Adviser.

Comment 3. The brokerage costs should be provided in the Proxy Statement on a Fund by Fund basis and should be stated in both aggregate dollars and a per share basis. In addition, disclose in the Proxy Statement on a per Fund basis the amount of realized capital gains in both aggregate dollars and a per share basis.

EDGAR Operations Branch
March 23, 2020

Response: The per share amount for estimated brokerage costs of the Cutler Emerging Markets Fund have been included in both the Questions and Answers section and the Proxy Statement. Please refer to the response to Comment 2 above. Based upon the current market environment, neither Fund is expected to incur realized capital gains. However, whether or not the Funds realize capital gains will be dependent upon the market environment at the time of the liquidations, which may or may not be a different market environment from the market we are experiencing today. Given the volatility of the market and the uncertainty in this regard, the Trust believes it would be misleading to shareholders to represent if the Funds will realize any capital gains (or not) and to what extent realized capital gains are anticipated in the Proxy Statement.

Comment 4. With respect to the disclosure concerning repayment to Cutler from the Cutler Emerging Markets Fund, revise the disclosure to state, if true, that Cutler will not be repaid any amounts by the Fund.

Response: The Trust confirms that the Adviser will not seek repayment under the expense limitation agreement on behalf of the Cutler Emerging Markets Fund. The last sentence of the second paragraph in the section titled “Reasons for the Liquidation” in the Proxy Statement has been revised accordingly as follows (emphasis added to denote edit):

The Board also took into account that the contractual expense limitation on the Cutler Emerging Markets Fund’s ordinary operating expenses (which excludes brokerage costs, taxes, interest, acquired fund fees and expenses and extraordinary expenses) and the voluntary advisory fee waiver on the Cutler Fixed Income Fund would limit certain operating expenses borne by the respective Fund’s shareholders in the event the respective Fund’s assets declined significantly between the announcement of the proposed fund liquidations and the Liquidation Date as a result of shareholder redemptions during that period. The Board considered that any management fees reduced and ordinary operating expenses paid by the Adviser are subject to repayment by the Emerging Markets Fund for a period of 3 years after such fees and expenses were reduced or paid, provided that any repayments do not cause the Fund’s annual fund operating expenses to exceed the foregoing expense limitation. The Adviser will not be seeking repayment from the Cutler Emerging Markets Fund under the expense limitation agreement.

Any questions or comments with respect to this communication may be directed to the undersigned at (202) 775-1213.

Sincerely,
/s/ John L. Chilton
John L. Chilton, Esq.